                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].

    For the fiscal year ended December 31, 1999.

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]

    For the transition period from ______________ to ______________

                            Commission file number

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Highlands Insurance Group Employees' Retirement and Savings Plan.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Highlands Insurance Group, Inc., 1000 Lenox Drive, Lawrenceville, New Jersey 08648.

                           HIGHLANDS INSURANCE GROUP

                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          ANNUAL REPORT ON FORM 11-K

                               December 31, 1999

                                     INDEX

                                                                PAGE
                                                                ----
AUDITED FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT AUDITORS...........................................  ii

Exhibits.......................................................  iv

                           HIGHLANDS INSURANCE GROUP
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                       Financial Statements and Schedule

                           December 31, 1999 and 1998

                          (With Independent Auditors'
                                Report Thereon)

                           HIGHLANDS INSURANCE GROUP
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                               TABLE OF CONTENTS


                                                                     Page

Independent Auditors' Report                                            1

Statements of Net Assets Available for Plan Benefits -
 December 31, 1999 and 1998                                             2

Statement of Changes in Net Assets Available for Plan Benefits -
 Year ended December 31, 1999                                           3

Notes to Financial Statements                                         4-9

SCHEDULE

Schedule of Assets Held for Investment Purposes at End of Year -
  December 31, 1999                                                    10


                          INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of the
   Highlands Insurance Group
   Employees' Retirement and Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of Highlands Insurance Group Employees' Retirement and Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Highlands Insurance Group Employees' Retirement and Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



KPMG LLP
Houston, Texas
June 6, 2000

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

             Statements of Net Assets Available for Plan Benefits

                          December 31, 1999 and 1998

                                                                      1999                    1998
                                                                     ------                  ------
Assets:
  Investments at fair value (note 2):
    Mutual funds                                                  $59,375,989              59,323,515
    Common stock                                                    1,460,030                 763,552
    Participants loans                                              1,457,850               1,416,666
                                                                  -----------             -----------
      Total investments at fair value                              62,293,869              61,503,733
                                                                  -----------             -----------
  Receivable - employer's profit sharing
   contribution income                                                      -                 191,960
  Income receivable                                                     4,102                       -
  Cash                                                                 30,082                 191,202
                                                                  -----------             -----------
      Total assets                                                 62,328,053              61,886,895

Accrued liabilities                                                    54,412                 114,370
                                                                  -----------             -----------
Net assets available for plan benefits                            $62,273,641              61,772,525
                                                                  ===========             ===========


See accompanying notes to financial statements.

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

                         Year ended December 31, 1999


Additions to net assets:
  Contributions:
    Employer                                                   $   836,577
    Employee                                                     2,587,303
    Rollover                                                       148,640
                                                               -----------
      Total contributions                                        3,572,520

  Investment income - interest and dividend income               1,515,481

  Net appreciation in fair value of investments                  4,054,303
  Net realized gains                                             2,207,455
                                                               -----------
      Net unrealized and realized appreciation in
       fair value of investments                                 6,261,758
                                                               -----------
      Total investment income                                    7,777,239
                                                               -----------
      Total additions                                           11,349,759

Deductions from net assets:
  Benefits paid on behalf of participants                       10,843,093
  Administrative expenses                                            5,550
                                                               -----------
      Total deductions                                          10,848,643
                                                               -----------
Net increase in net assets available for plan benefits             501,116

Net assets available for plan benefits - beginning of year      61,772,525
                                                               -----------
Net assets available for plan benefits - end of year           $62,273,641
                                                               -----------


See accompanying notes to financial statements.

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

(1)  SUMMARY OF THE PLAN

     The following brief description of the Highlands Insurance Group Employees' Retirement and Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     The Plan is a defined contribution plan covering eligible employees of Highlands Insurance Group, Inc., a Delaware corporation, and its subsidiaries (the Company). The record keeping and administrative services provided for the Plan were transferred to State Street Bank and Trust (the Trustee) effective April 1, 1997. In addition, in connection with this transfer, the available investment options for participants were changed based on the options offered by the Trustee.

     Effective July 1, 1998, as approved by the Board of Directors, American Reliance, Inc. Retirement Plan was merged into the Plan, as amended.

     PARTICIPATION

     An employee is eligible for participation in the Plan on the first day of employment. Prior to January 1, 1997, an employee was eligible to participate in the Plan on the first day of the month following the completion of one year of service with the employer. The administrative committee of the Plan consists of members appointed by the board of directors of the Company.

     CONTRIBUTIONS

     The Plan allows the participant to contribute between 1% and 15% of compensation up to an annual maximum of $10,000 in 1999 and 1998, in a calendar year, which is nontaxable income. The total nontaxable contribution in any year is subject to certain limitations set forth in the Internal Revenue Code. The Company's matching contributions are equal to the percent declared for the year, if any, by the Company's Board of Directors, up to 6% of the participant's eligible compensation contributed to the Plan. For 1999, the Company provided a match of 50% on the first 6% of pay contributed to the Plan. The Company may also make a discretionary annual profit sharing contribution at the Plan's year end as determined by the Board of Directors. There was no discretionary profit sharing contribution for the 1999 Plan year.

     In order to be eligible for the discretionary annual profit sharing contribution, the participant must have completed one year of service and be actively employed by the employer on December 31 of the Plan year for which the contribution applies unless the participant meets certain other conditions specified by the Plan.

     Participants may elect to make after-tax contributions to the Plan, in addition to their pre-tax contribution, not to exceed 15% in total for 1999 and 1998, respectively, of their eligible earnings during the Plan year. After tax contributions are not subject to company match and/or profit sharing contributions.




                                                                     (Continued)

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

   INVESTMENT OPTIONS

   From January 1, 1997 through March 31, 1997, the following investment options were available to Plan participants:

   . BALANCED GROWTH PORTFOLIO - Amounts invested in this fund are invested with a view toward providing capital appreciation from stocks, balanced with stable income from bonds.

   . LIFE SOLUTIONS GROWTH FUND - Amounts invested in this fund are invested with a view toward providing capital growth by investing primarily in stocks.

   . STABLE VALUE INCOME FUND - Amounts invested in this fund are invested with a view toward preserving principal and provide a rate of return competitive with other fixed income investments by investing primarily in investment contracts.

   Effective April 1, 1997, the following additional investment options were made available to Plan participants:

   . INCOME AND GROWTH PORTFOLIO - Amounts invested in this fund are invested primarily with a view toward providing stable income and opportunity for moderate growth in a highly diversified portfolio of stocks and bonds.

   . MATRIX EQUITY FUND - Amounts invested in this fund are invested with a view toward producing returns that exceed the S&P 500 Index by investing primarily in common stock.

   . ACTIVE INTERNATIONAL FUND - Amounts invested in this fund are invested with a view toward providing long-term capital appreciation primarily through investments in international stocks.

   Effective July 1, 1998, the Plan was amended to include the following investment options to participants:

   . AMERICAN BOND FUND OF AMERICA - This bond fund seeks a high level of current income by investing primarily in investment grade corporate bonds, U.S. government bonds and money market securities.

   . FRANKLIN SMALL CAP GROWTH FUND - This aggressive growth stock fund seeks maximum capital appreciation by investing in domestic small companies with market capitalizations generally under $1 billion.

   . TEMPLETON FOREIGN FUND I - This international stock fund seeks long-term capital growth by investing primarily in stocks and, to a lesser degree, debt obligations of companies and governments outside the United States.


                                                                     (Continued)

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


   . Highlands Insurance Group Stock Fund - This single stock fund seeks growth over the long-term through appreciation in the value of Highlands Insurance Group, Inc. common stock. The Fund provides an opportunity to become an owner in the Company and share directly in its future performance.

   In addition, the following three investment options were no longer available to plan participants:

   .  Income and Growth Portfolio

   .  Balanced Growth Portfolio

   .  Active International Fund

   Net assets invested in the Active International Fund as of July 1, 1998 were transferred to the Templeton Foreign Fund.

   BENEFITS PAID TO PARTICIPANTS

   Upon application and approval by the administrative committee, a participant may withdraw, during active employment, all or part of his/her after-tax employee contribution account balance and, under certain conditions, such as hardship withdrawals, the vested portion of his/her employer contribution account balance. Participants have a vested interest in the employer contribution account based on years of service as follows:

                                                            VESTED
                    YEARS OF SERVICE                      PERCENTAGE
                  ----------------------               -----------------

                  Less than 3                                 0%
                  At least 3 but less than 4             33-1/3
                  At least 4 but less than 5             66-2/3
                  5 or more                                 100

   The right to benefits under the Plan is nonforfeitable upon the attainment of normal retirement age (age 65 effective July 1, 1998), permanent disability or death. A retired or disabled participant or the beneficiary of a deceased participant is entitled to receive the total amounts in the participant and employer contribution accounts as of the date of retirement, permanent disability, or death, whether his/her interest in such accounts is vested or not. A participant which has terminated employment is entitled to receive the total amounts in the participant contribution accounts and his/her vested interest in the amounts in the employer contribution account.




                                                                     (Continued)

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


   FORFEITURES

   Forfeitures represent the nonvested portion of a terminated participant's employer contribution account. Forfeitures are allocated at each year end ($540,169 and $81,176 in 1999 and 1998, respectively) to all active participants eligible for an employer contribution for such year. The allocation is based on the same method as that of the employer contribution discussed above. Forfeited employer tax deferred contributions are used to reduce future company matching contributions.

   PARTICIPANT LOANS

   Effective April 1, 1997, the Plan agreement was amended to add provisions for loans to be made to participants subject to ERISA and Company guidelines. Prior to the Plan's amendment, the Plan agreement did not provide for participant loans. A participant may request a loan for up to 50% of the participant's vested interest up to a maximum of $50,000. No more than two loans may be outstanding at any time with $1,000 as a minimum loan amount. The term of the loan cannot exceed five years and requires level amortization with payments not less frequently than quarterly. The loan interest rate for 1999 and 1998 is the prime rate plus 1%. All loans are due and payable from the participant's account upon termination of employment.

   PARTICIPANT ACCOUNTS

   Each participant's account is credited with the participant's contribution and an allocation of the Company's matching contribution, Plan earnings, forfeitures and administrative expenses.

   FEES AND EXPENSES

   Administrative expenses, which are related to compliance and operational activities as defined by the Department of Labor, may be charged against the Plan assets at the discretion of the Plan administrator and in accordance with the terms of the Plan. Such expenses were $166,496 and $103,273 in 1999 and 1998, respectively, and are primarily investment expenses, which are presented with investment income.

   PLAN AMENDMENT, MODIFICATION, AND TERMINATION

   The Board of Directors of the Company may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   INVESTMENT VALUATION

   The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

   Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Participant loans are stated at cost which approximates their fair value.



                                                                     (Continued)

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998
   ACCRUED LIABILITIES

   Accrued liabilities represent amounts owed for Plan expenses including investment expenses, as of the end of the year.

(3)  INVESTMENTS

   In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-
   3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

   Individual investments in excess of 5% of net assets available for plan benefits are as follows:

                                                 1999                  1998
                                           -----------------     -----------------
          Small Cap Fund                       $ 6,545,957                     -
          Life Solutions Growth Fund            15,690,855            20,876,706
          Stable Value Income Fund              20,966,050            18,413,090
          Matrix Equity Fund                    12,465,867            14,635,844
                                           =================     =================

   During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,261,758, as follows:

                      Mutual funds               6,477,370
                      Common stock                (215,612)
                                               -----------
                                               $ 6,261,758
                                               ===========


                                                                     (Continued)

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(4)  NONPARTICIPANT-DIRECTED INVESTMENTS

   Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                    DECEMBER 31,
                                           -------------------------------
                                                1999             1998
                                           ---------------   -------------
          Net assets:
           Common stock                        $1,460,030         $763,552


                                                                  YEAR ENDED
                                                                  DECEMBER 31,
                                                                     1999
                                                               -----------------
          Changes in net assets:
           Contributions                                           $ 895,931
           Dividends                                                   1,634
           Net appreciation                                         (215,612)
           Benefits paid to participants                            (131,564)
           Transfers to participant-directed investments             146,149
           Administrative expenses                                       (60)
                                                               -----------------
                                                                   $ 696,478
                                                               =================


(5) FEDERAL INCOME TAX MATTERS

   The Plan obtained its latest determination letter on August 14, 1996, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal
   Revenue Code (the Code).   The Plan has been amended since receiving the
   determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

                                                                        SCHEDULE


                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999

       IDENTITY OF ISSUE, BORROWER,                                                                   CURRENT
         LESSOR, OR SIMILAR PARTY           DESCRIPTION OF INVESTMENT               COST               VALUE
     --------------------------------  ------------------------------------    ---------------    ----------------
     * State Street Bank and Trust     American Bond Fund of America           $    1,608,616           1,660,208

     * State Street Bank and Trust     Life Solutions Growth Fund                  13,503,037          15,690,855

     * State Street Bank and Trust     Stable Value Income Fund                    18,893,225          20,966,050

     * State Street Bank and Trust     Franklin Small Cap Growth Fund               4,253,302           6,545,957

     * State Street Bank and Trust     Matrix Equity Fund                           9,858,156          12,465,867

     * State Street Bank and Trust     Templeton Foreign Fund I                     1,659,343           2,047,052

     * State Street Bank and Trust     Highlands Insurance Group Stock
                                           Fund                                     1,518,939           1,460,030

     * Participant loans               (Bearing interest at rates between
                                           8.75% and 9.50% maturing in
                                           years 2000 through 2004)                 1,457,850           1,457,850
                                                                               --------------     ---------------

                                                                               $   52,752,468          62,293,869
                                                                               ==============     ===============

* Represents party-in-interest transactions.

See accompanying independent auditors' report.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrators have duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

                                        HIGHLANDS INSURANCE GROUP
                                        EMPLOYEES' RETIREMENT AND SAVINGS PLAN


Dated: June 26, 2000                    By: /s/ Georgean M. Wardzinski
                                           -----------------------------------
                                           Georgean M. Wardzinski,
                                           Plan Administrator

                                 EXHIBIT INDEX

Exhibit

  23            Consent of KPMG LLP







                                      iv